Exhibit (e)(26)

NON-COMPETITION AGREEMENT

NON-COMPETITION AGREEMENT (the “Agreement”), dated as of April 25, 2018, between Mattersight Corporation (“Mattersight”) and KELLY D. CONWAY (“Conway”) , a shareholder and director of Mattersight (each, a “Party”).

Recitals

A.         Mattersight is a party to an AGREEMENT AND PLAN OF MERGER (“Merger Agreement”) made and entered into as of April 25, 2018 by and among NICE Systems, Inc. (“Parent”), NICE Acquisition Sub, Inc., a wholly-owned subsidiary of Parent (“Acquisition Sub”), Mattersight and, solely for purposes of Section 8.16 of the Merger Agreement, NICE LTD. Capitalized terms in this Agreement that are not specifically defined in this Agreement have the meaning defined in the Merger Agreement.

B.         Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Acquisition Sub shall commence the Offer pursuant to which shares of Company Common Stock shall be purchased for the Common Offer Price and shares of Company Series B Preferred Stock shall be purchased for the Preferred Offer Price (the “Transaction”).

C.        Conway owns 2.9 % of Mattersight’s capital stock, and is the Chief Executive Officer (“CEO”) and a member of the board of directors of Mattersight. As CEO and a director of Mattersight, Conway knows the trade secrets and confidential information of Mattersight, and has been substantially involved in developing and maintaining the client relationships and goodwill of Mattersight. As a stockholder of Mattersight, Conway will obtain a substantial personal benefit from the Transaction.

D.        As a condition and inducement to Parent and Acquisition Sub to enter into the Merger Agreement, Conway, in his capacity as a stockholder of Mattersight, has concurrently herewith entered into this Agreement.

E.         Conway is currently a party to a Proprietary Information and Inventions Agreement dated as of February 26, 2008 (“Proprietary Information Agreement”) and a Second Amended and Restated Employment Agreement dated as of April 19, 2011, as amended as of March 17, 2015 (the “Employment Agreement”) with Mattersight.

NOW, THEREFORE, Conway, in consideration of the portion of the aggregate Common Offer Price and Preferred Offer Price that he will receive as a result of the consummation of the Transaction, and the agreements, covenants and conditions herein, hereby agree as follows:

1.         Acknowledgments. Mattersight and Conway acknowledge and agree that the Recitals set forth above are true and correct.

2.          Effective Date. This Agreement will become binding and effective as of the Closing. If the Merger Agreement is terminated in accordance with Section 7.1 of the Merger Agreement, then this Agreement will be null and void ab initio.

3.          Restrictive Covenants. In consideration of the portion of the aggregate Common Offer Price and Preferred Offer Price to be received by Conway as a stockholder of Mattersight, Conway agrees that he shall not engage, directly or indirectly, in the following activities during the Restricted Period:

(a)       owning any interest in, consulting with, advising, rendering services for or on behalf of, being employed by, or serving as an officer, director, manager or agent of any of the following companies: Afiniti; Aspect;Calabrio; Callminer; Five 9; Genesys; or Verint (“Specified Companies”); or

(b)       otherwise engaging in activities or businesses (including without limitation by owning any interest in, managing, controlling, participating in, consulting with, advising, rendering services for or on behalf of, being employed by, or serving as an officer, director, manager or agent of, any business or Person) that compete with the business of Mattersight as of the Closing within any geographic area in which Mattersight conducted its business as of the Closing (“Competitive Business”).

(c)       For purposes of this Section 3, “Restricted Period” shall mean a period of thirty-six (36) consecutive months from and after the Closing.

(d)       Notwithstanding any provision of this Section 3 to the contrary, it shall not constitute a violation of this Section 3 for Conway to hold not more than five percent (5%) of the outstanding securities of any publicly-traded securities or any class thereof, of a Specified Business or a Competitive Business.

4.          Miscellaneous. (a) The waiver by any Party hereto of a right to enforce, or a breach by any other Party hereto of, a provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by such Party.

(b)       The invalidity, illegality or unenforceability of all or any portion of any provision herein shall not in any way affect, impair, invalidate or render unenforceable this Agreement or any other portion of such provision or any other provision hereof. In the event that any provision herein is determined to be invalid, illegal or unenforceable, for any reason (including by reason of the geographical or business scope or duration thereof), any court having jurisdiction thereof shall have the power to reform such provision to the extent necessary for such provision to be enforceable to the maximum extent compatible with applicable law.

(c)       This Agreement is intended to supplement Conway’s obligations under the Proprietary Information Agreement and the Employment Agreement, and is not intended to supersede or modify the Proprietary Information Agreement or the Employment Agreement. Conway acknowledges and agrees that (i) there is no conflict between the Non-Competition obligations of this Agreement and the non-competition obligations of the Employment Agreement or Proprietary Information Agreement, and (ii) if any conflict between the Non-Competition obligations of this Agreement and the non-competition obligations of the Proprietary Information Agreement or Employment Agreement is alleged or found, then the provisions of this Agreement shall control such conflict.

2

(d)       Conway acknowledges and agrees that, after the Closing, NICE, Inc. is intended to be a beneficiary of this Agreement, and may enforce, or seek relief for violations of, Conway’s obligations under this Agreement.

(e)       This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to the conflict of law principles thereof.

(f)       Conway acknowledges that he has been represented by attorneys in connection with the negotiating and signing this Agreement. The rule of construction that any ambiguities are to be resolved against the drafting party shall not be applicable to the construction of this Agreement.

(g)       This Agreement may be executed in counterparts, each of which shall be deemed an original and together which shall constitute one and the same instrument.

3

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

MATTERSIGHT CORPORATION

By:	/s/ David Mullen
	Name:	Dave Mullen
	Title:	Senior Vice President and Chief Financial Officer

KELLY D. CONWAY

/s/ Kelly Conway

[Signature Page to Non-Competition Agreement]